UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      December 30, 2005


Mr. Paul Mann, Controller
Farallon Resources Ltd.
1020 - 800 West Pender Street
Vancouver, BC V6C 2V6


      Re:	Farallon Resources Ltd.
		Registration Statement on Form 20-F
      Filed December 2, 2005
		File No. 0-51641


Dear Mr. Mann:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The Form 20-F registration statement will become automatically effective 60 days from the date of the first filing or on January 30,
2006.  See Section 12(g)(1) of the Securities Exchange Act of
1934.
Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments. As this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.

2. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

3. Please provide updated consents from your independent accountants in the next amendment.

4. We note that you completed private placements in 2002, 2003, 2004, and 2005.  Disclose where you conducted the private placements.
If in
the U.S., disclose the exemption from registration upon which you relied and the facts that make the exemption available.

Glossary of Terms Used in this Form 20-F, page 4

5. Define scientific and technical terms in context or otherwise include them in the glossary.

6. Note that a glossary is not a substitute for presenting disclosure in terms that those unfamiliar with your business can readily understand. Revise the disclosure in the document, particularly in the discussion of your properties, to provide clear and understandable disclosure. For example, on page 35 you indicate the following:

* "Precious metal-rich, volcanic associated massive sulfide deposits occur in a sequence of felsic to intermediate flows and tuffs, and heterolithic fragmental rocks at Campo Morado"; and
* "The massive sulfide horizons principally comprise fine-grained pyrite (iron sulfide) and, in decreasing order of abundance: sphalerite (zinc sulfide), chalcopyrite (copper-iron sulfide), galena
(lead sulfide), tetrahedrite (copper-antimony sulfide)-tennantite (copper-arsenic sulfide), arsenopyrite (iron-arsenic sulfide), marcasite and pyrrhotite (other iron sulfides), traces of tin minerals, electrum (gold alloy containing 20% or more silver) and gold. The base metal sulfides are found as discreet mineral grains, or more frequently, as infill mineralization between or within pyrite grains."

Note Regarding Forward Looking Statements, page 4

7. You are responsible for the accuracy of the disclosure in your filings with the Commission. Revise the disclaimer on page 4 indicating that you have no obligation to update or revise any forward-looking statements found in your registrations statements.

Capitalization and Indebtedness, page 13

8. We note that some of your indebtedness stems from accounts payable and accrued liabilities. However, it appears that you have not identified all the sources of your indebtedness. In this regard, we note that your indebtedness from accounts payable and accrued liabilities is $607, 573 and your total indebtedness is $722,596.

Risk Factors, page 13

9. Eliminate language that mitigates the risk you present. State the risk directly and plainly, eliminating statements such as "there can be no assurance" and "there is no certainty." Also, revise risk factor subheadings so that they clearly identify the risk to be discussed. Several of your risk factor captions are too vague and generic to adequately describe the risk that follows. Others simply state a fact about your business without describing the risks associated with that fact. For example, simply referring to the "Uncertain Nature of Mineral Exploration" or "the Speculative Nature of the Mineral Exploration Industry" on page 14 does not disclose the resulting risk of harm to the investors.

10. Discuss in a risk factor the risks associated with (1) having only
"one material mineral property"; and (2) not satisfying the requirements for maintaining your concessions.

11. We note that presidential elections will be held in Mexico in July
2006. Please address how a change in regime might affect your operations in Mexico.

12. We note that you appear to have a going concern risk. Please add a separate risk factor that relates to the issue of your ability to continue to operate as a going concern.



Litigation, page 16

13. We note that you could potentially lose your interest rights in the Campo Morado Project as a result of the claims challenging such rights. Expand this risk factor to address how your operations would be affected by the loss of your rights to the Campo Morado Project.

Information on the Company, page 21

History and Development of the Company, page 21

14. Disclose the name and address of your agent in the United
States,
if any.  See Item 4.A.3 of Form 20-F.

15. Please advise why you characterize the negotiations to acquire the
Campo Morado and La Alina concessions as arm`s length negotiations.
In this regard, we note that the transaction appears to have involved related parties. You may indicate, however, that the terms of the transaction were equivalent to terms agreed-upon in similar transactions with non-affiliated parties.

16. We note that you expected the "series of scoping level option investigations" in preparation for the "pre-feasability study" to be completed by November 30, 2005. Update the registration statement to discuss the status of the investigations.

Business Overview, page 24

17. You state here, "Decisions on legal actions in British Columbia and Nevada were in Farallon`s favor, and proceedings in Mexico were dismissed." This information is repeated again on page 33. Yet Note
9 of your financial statements states that a new related lawsuit has been filed against you in Mexico and that the Nevada ruling has been appealed by the plaintiff. Revise your document, wherever necessary, for accuracy and consistency in this regard.

Property, Plant and Equipment, page 27

Reclamation Bonds and Permits, page 29

18. Discuss whether the redirection of the power to grant environmental permits to the Subdirection of Management for Environmental Protection impacts your operations in any material way.

Plan of Operation - 2005, page 46

19. Here and wherever you discuss plans and results of a particular year, clarify whether you are referring to the calendar year or your fiscal year, ending June 30. Generally, discussions regarding budgeted costs and historical expenditures should correlate to the fiscal year.

Operating and Financial Review and Prospects, page 50

20. Substantiate your statement that "Campo Morado [is the] precious metals-rich massive sulfide district in Guerrero State, Mexico.

Results of Operations, page 53

21. Disclose the reasons for increasing the payment of stock-based compensation in 2004. In this regard, we note that you did not restart your exploration activities until 2005.

Operating Results, page 53
Exploration

22. Correlate your discussions here to the budgeted expenditures discussed previously in your filing. Revise your discussions, as necessary throughout your document, to provide clarity regarding your planned and actual expenditures.  Include sufficient information to
clarify the following points.  It may be necessary to include a table.
* On pages 24 and 46 you discuss $15.2 million budgeted for your
2005
program. Clarify whether your 2005 program relates to calendar year or fiscal year 2005. Discuss whether your $8.8 million of exploration expense in fiscal 2005 is a part of that $15.2 million.
* Discuss how the $15.2 million program relates to the $5.8 million budgeted for July to December 2005, which is discussed on page 49. You state on page 57 that $8.7 million was spent through June 30, 2005, under a $16 million feasibility program. Also refer to your earlier related discussion on page 26. Is the $16 million program a different program than the $15.2 million program?
* You discuss on page 54 a two-phase exploration program with a budget of $16.5 million. How does this $16.5 million program relate to the
$15.2 million program and the $16 million program referred to above?
Is this a third program?
* You discuss on page 54 budgeted costs for your exploration program of $4.6 million and for engineering studies of $6.5 million. Are these $11.1 million of costs part of the earlier-described plans? How do they relate to amounts already spent?
* You state on page 57 that $8.7 million was spent through June
30,
2005, of the $16 million feasibility work. Relate that to the disclosure on page 54 where you state that $2.4 million was spent on phase one, which was completed in 2004, and $8.8 million of exploration expense was incurred in fiscal 2005.

Office and administration, page 54

23. You state that office administration expense for fiscal 2005 was
$1,127,595, and then later state that amounts reimbursed to HDI amounted to $2,955,706. Clarify how much of the $2,955,706 was classified as office administration expense, and to which line on your consolidated statements of operations and deficit the remainder was recorded.

Liquidity and Capital Resources, page 57

24. On page 23, you note that you have not incurred any capital expenditures in the last three years. However, you later state that as of June 30, 2005, your expenditure totaled $8.7 million. Please advise whether these expenditures were capital in nature. If so, reconcile the inconsistency.

25. We also note that you believe that you have sufficient capital to fund your operations for the twelve months that began on June 30, 2005. Please advise how you plan to fund your operations after such time.

26. You indicate that cash used in operating activities will continue to increase in fiscal 2006 and that cash used in investing activities is anticipated to increase in fiscal 2006. Quantify this information in terms of the programs that you discussed earlier. Refer to our comment above regarding your budgeted amounts for planned activities.

Trend Information, page 58

27. You state here that your ability to raise additional financing in order to complete your exploration programs will be impacted by prevailing prices for mineral resources. Reconcile this statement to earlier disclosure on page 57 where you state that you anticipate being able to finance your exploration program using your current working capital.

28. You state that results of drilling and mineral resource estimates indicate that the Campo Morado deposits contain various minerals.
Qualify that statement by noting that these minerals may not be economically feasible to extract.

Tabular Disclosure of Contractual Obligations, page 59

29. Clarify what your obligations are under your agreement with HDI and why amounts related thereto are not disclosed on the table.



Directors, Senior Management and Employees, page 60

Directors and Senior Management, page 60

30. Disclose the ages or dates of birth of your directors and the members of the management team.

31. Disclose the amount of time that your directors and management devote to your operations. We may have further comments.
Compensation, page 63

32. Revise the compensation table to include the options that were awarded to your directors in the last full fiscal year.

33. We note that you have compensated Hunter Dickinson, Inc. for providing you with management services. Please disclose the amounts that have been paid to Hunter Dickinson in a footnote to the compensation table.

Related Party Transactions, page 74

34. Provide the information required by Item 7.B of Form 20-F for the last three fiscal years. Also disclose whether the terms of the related party transactions were equivalent to terms agreed-upon in similar transactions with non-affiliated parties.

Share Capital, page 79

35. We note that your June 30, 2005, table indicates that the exercise price for warrants expiring December 17, 2006, was C$0.80/$C$1.02(i).
We do not see where the footnoted "(i)" is explained. Additionally, please explain why the exercise price for these warrants was C$1.02 at
November 25, 2005, and none had an exercise price of $0.80. We note that the total outstanding shares expiring December 17, 2006, did not change between June 30 and November 25.


Quantitative and Qualitative Disclosures about Market Risk, page
98

Exchange Rate Sensitivity, page 98

36. Please provide the quantitative disclosure required by the instructions to Item 11 of Form 20-F. It appears that your exchange rate risk may be material.




Commodity Price Risk, page 98

37. Please remove the final phrase, "or other commodity based risks respecting its operations," since your ability to earn revenues and realize profits and cash flows is dependent upon commodity, that is, mineral, prices.

Description of Securities Other than Equity Securities, page 99

Warrants and rights, page 99

38. Please reword the sentence following the table in this section.
It appears to us that a grammatical error precludes the sentence from being understood.

Financial Statements, Exhibit 99

Report of Independent Accounting Firm

39. Please explain to us why your independent accountant`s report does not include an explanatory paragraph to indicate that your financial statements are affected by conditions and events that cast substantial doubt on your ability to continue as a going concern.

Note 5 - Mineral Property Interests

40. Expand your disclosure to fully support your capitalized balance of $8,963,127 of acquisition costs. We note that the current disclosure discusses a payment of $1,235,388 and the issuance of 750,000 shares for the Campo Morado and La Alina concessions, and $150,000 spent in fiscal 2000 to acquire the La Trinidad concession.
Include an explanation of how the 750,000 shares were valued.

41. You state here that $1,825,000 used to complete a staged exploration program. If this sum was capitalized, please explain to us why it was not recorded to expense in accordance with your policies for accounting for exploration expenditures. If it was recorded to expense, please indicate as such in your disclosure.

Exhibits

42. We note the disclosures on page 19 of your Form 20-F and in Note
6(d) of your financial statements regarding share purchase warrants.
Please explain why you have not filed as an exhibit the contract or compensatory plan arrangement regarding these warrants. Also please tell us the consideration you gave to the accounting for and classification of these warrants under SFAS 150, SFAS 133 and EITF 00-
19. Refer to the Commission`s "Current Accounting and Disclosure Issues (Updated 12/01/05)" at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf, for further guidance.


Engineering Comments

General

43. The technical information in your filing is extremely detailed.
Please substantially revise your disclosure, and, as needed, rewrite sections to eliminate extraneous detail, and summarize the information. Present information in clear, concise sections, paragraphs and sentences easily understandable to the average reader.
Whenever possible, use short explanatory sentences and bullet lists.
Avoid highly technical terminology. Use descriptive headings and subheadings. Minimize repetitive disclosure that increases the size of the document but does not enhance the quality of the information.

44. The word "development" has a very specific meaning under our Industry Guide 7(a)(4), (see
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7)
..
It is used in reference to the "development stage" when companies are engaged in preparing reserves for production. If you do not have any
"reserves," as defined by Industry Guide 7, please remove the terms
"develop" or "development" throughout the document, and replace them, as needed, with the terms "explore" or "exploration." This includes the use of the term in the Financial Statement headnotes and footnotes, see Instruction 1 to paragraph (a), Industry Guide 7.

Risk Factors, page 14

45. Provide a risk factor near the beginning of your risk section that addresses the potential lack of economic viability of the Campo Morado property due to the following:
* The complex nature of the mineral materials and the resultant low metallurgical recoveries you have found to date using conventional beneficiation processes, and
* The potential higher cost of using experimental hydrometallurgical processes.

Property, Plant and Equipment, page 27

46. Simplify your disclosure by reducing technical and detailed narrative. Your disclosure should be written at the level of the average non-technical U.S. investor.




Estimates of Mineralization, page 41

47. Simplify your presentation tables that contain estimates of Mineral Resources. We suggest that you:
* Merge all of the Indicated Mineral Resource tables in this section into one table that makes use of footnotes to highlight additional information about the mineral resources estimates.
* Likewise, merge all of the Inferred Mineral Resource tables into one table.
* Use only one cautionary notice for each table.

Engineering, page 48

48. We note your disclosure about the hydrometallurgical testing and processes you envision that might be used at a mine at your Campo Morado property. We also that you provide little disclosure about your earlier conventional metallurgical testing. Provide a complete and balanced summary about your metallurgical testing program. Emphasize the major results and conclusions, and probable ramifications you have drawn from this testing.

Exhibits

49. We note that you have attached a technical report with graphics as an exhibit to your form 20-F. Industry Guide 7 (b)(7) specifically prohibits the inclusion of technical reports, feasibility studies and other highly technical data in documents filed with the Commission.
Please remove these documents from your Form 20-F.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Sandra Eisen at (202) 551-3864 or, in her absence, April Siifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Direct your questions relating to the engineering comments to Roger Baer, Mining Engineer. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned at (202) 551-
3685 with any other questions.

      Sincerely,


      H. Roger Schwall
      Assistant Director


cc:	S. Eisen
      R. Baer
T. Richter
      C. Moncada-Terry












Mr. Paul Mann
Farallon Resources Ltd.
December 30, 2005
Page 2